VITAMIN BLUE, INC.
1005 West 18th Street
Costa Mesa, CA 92627

December 27, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Request by Vitamin Blue, Inc. for withdrawal of Form S-1 Registration No. 333-164841

Ladies and Gentleman:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, (the “Securities Act”), Vitamin Blue, Inc. (the “Registrant ”) hereby respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-164841) together with all exhibits thereto (collectively, the “ Registration Statement ”), originally filed with the Securities and Exchange Commission on February 10, 2010.  No securities have been sold pursuant to the Registration Statement.  The Registrant is requesting this withdrawal because it has determined that the financial cost to pursue this Registration Statement has become cost prohibitive for the Registrant.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

If you have any questions regarding this matter, please contact our counsel, Lawrence A. Muenz of Meritz & Muenz LLP at (202) 728-2909.

Sincerely,

VITAMIN BLUE, INC.

By:	/s/ Frank D. Ornelas
Name: Frank D. Ornelas

Title: President